To Our Shareholders:

The Company had a net loss of $293,000 in the third quarter ended April 29, 1995, a major improvement from the loss of $1,131,000 in the prior year third quarter. For the nine month period, net income was $227,000 compared to a $958,000 loss before the cumulative effect of an accounting change in the prior year. The results for both the quarter and nine month periods are substantially improved from a year ago, despite lower sales, due to more efficient use of labor and reduced promotional costs.

Sales in the third quarter decreased 4.3% from the prior year to $164,453,000. Sales were lower due to the closing of the Easton store in August 1994. Also, same store sales decreased 1.3% in the third quarter. Same store sales declined due to the impact of new competitive entries, continued sluggishness in the economy and comparison to a prior year period that included higher promotional spending.

Sales for the nine month period were $503,624,000, a decrease of
 .7% from the prior year. Sales decreased due to the store closed and lower same store sales of 1.1%. This decrease was partially offset by the current year containing 39 weeks compared to 38 weeks in the prior year.

Gross margins as a percentage of sales for the quarter and nine month period were 24.6% and 24.4%, respectively, compared with 24.4% in both of the corresponding prior year periods. The improvement in gross margin percentage in the third quarter was due to the increased mix of sales in high margin perishable departments. Price competition in the marketplace and continued high levels of sale item penetration have prevented further increases in gross margins throughout fiscal 1995.

Operating and administrative expenses as a percentage of sales for the quarter and nine periods decreased to 23.0% and 22.4%, respectively, compared with 23.5% and 22.8%, respectively, in the corresponding prior year periods. These improvements were due to lower promotional costs and lower store payroll costs than one year ago, partially offset by higher supply costs.

The Company completed expansions and remodels of the Stirling, Hillsborough and Chester stores this year. An expansion of the Absecon store has begun. The following table summarizes
Village's results for the quarter and nine month periods ended
April 29, 1995.
                              Respectfully,



Perry Sumas, President        James Sumas, Chairman of the Board


June 9, 1995



                           INCOME STATEMENT DATA
                           April 29, 1995   April 23, 1994
                                    13 Weeks Ended
Sales                      $164,453,000     $171,776,000
Net Income (Loss)          $ (  293,000)    $ (1,131,000)
Net Income (Loss)
 Per Share                 $       (.10)    $       (.39)

                          39 Weeks Ended    38 Weeks Ended

Sales                      $503,624,000     $507,228,000
Income (Loss) Before
 Accounting Change         $    227,000     $   (958,000)
Cumulative Effect of
 Accounting Change         $        ---     $    400,000
Net Income (Loss)          $    227,000     $   (558,000)
Net Income (Loss)
 Per Share:
 Income (Loss) Before
 Accounting Change         $        .08     $       (.33)
 Cumulative Effect of
 Accounting Change         $        ---     $        .14
 Net Income (Loss)         $        .08     $       (.19)

                         BALANCE SHEET COMPARISONS
                            April 29, 1995   July 30, 1994
Current Assets              $ 38,940,000     $ 38,141,000
Current Liabilities           40,402,000       42,241,000
Net Working Capital (Deficit) (1,462,000)      (4,100,000)
Long Term Debt                39,033,000       36,933,000
Stockholders' Equity          52,650,000       52,423,000